July 25, 2011

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Attention:  Angie Kim, Staff Attorney

Re:	Comment Letter Dated July 8, 2011
Mattress Firm Holding Corp.
Registration Statement on Form S-1
Filed June 10, 2011
File No. 333-174830

Dear Ms. Kim:

On behalf of Mattress Firm Holding Corp., a Delaware corporation (the “Company”), please find below the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated July 8, 2011 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 filed with the Commission on June 10, 2011 (File No. 333-174830) (the “Registration Statement”).  The Registration Statement has been amended by Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which was filed with the Commission on July 8, 2011 solely to submit certain exhibits to the Registration Statement.

All responses to the Staff’s comments set forth in this letter are submitted on behalf of the Company at its request.  All responses to the accounting comments were prepared by the Company in consultation with its independent registered public accounting firm.  We have set forth the Company’s responses below and are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these comments (as applicable), simultaneously with this letter.  For your convenience and in order to expedite the Staff’s review of the Company’s responses to the Comment Letter, the Company is supplementally providing the Staff with four copies of the Registration Statement that have been marked to indicate the changes from the Registration Statement as originally filed on June 10, 2011.  The Company is also supplementally providing the Staff with certain additional information in response to Comment 8 below.

For reference purposes, the comments set out in the Comment Letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below such comments.  References to page numbers are to the page numbers of Amendment No. 2.

General

1.                                      Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered.  Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

RESPONSE TO COMMENT 1

The Company supplementally advises the Staff that any preliminary prospectus circulated will include the anticipated price range for the offering and all other information not entitled to be omitted pursuant to Rule 430A.  However, because the Company and the representatives of the underwriters of the offering have not yet determined the price range for the offering, such information has not been included in Amendment No. 2.  The Company acknowledges that the Staff will need sufficient time to review such information when it is included in a future amendment to the Registration Statement.

2.                                      Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

RESPONSE TO COMMENT 2

The Company acknowledges the Staff’s comment and will arrange for such a call or provide a FINRA clearance letter when available.

3.                                      All exhibits are subject to our review.  Accordingly, please file or submit all of your exhibits with your next amendment or as soon as possible.  Please note that we may have comments on the legal opinion and other exhibits once they are filed.  Please understand that we will need adequate time to review these materials before accelerating effectiveness.

RESPONSE TO COMMENT 3

The Company supplementally advises the Staff that, subsequent to the initial filing of the Registration Statement on June 10, 2011, the Company filed Amendment No. 1 to submit Exhibits 10.7, 10.8, 10.9, 10.13, 10.14, 10.15, 10.16, 10.17 and 10.18.  In addition, Exhibits 3.1, 3.2, 10.10, 10.12, 10.19, 10.20 and 23.1 are being submitted with Amendment No. 2. The remaining exhibits will be submitted with a future amendment to the Registration Statement. The Company acknowledges that the Staff will need adequate time to review such exhibits when they are included in a future amendment to the Registration Statement, and will file any additional required exhibits as soon as possible to enable the Staff to review them before the Registrant requests acceleration of the effective date of the Registration Statement.

4.                                      Please provide the information in your filing as of the most recent practicable date.  For example, and not as an exhaustive list, please update your:

•                  beneficial ownership table and related share information;

•                  number of your record holders;

•                  table of executive officers and directors; and

•                  franchise, market and store related information.

RESPONSE TO COMMENT 4

The Registration Statement has been revised in response to this comment and the most recent practicable date has been updated to May 3, 2011, the end of the first quarter of the Company’s fiscal 2011.  See edits made on pages 87 and 119 and throughout Amendment No. 2.

5.                                      Please provide a copy of any inside cover graphics.

RESPONSE TO COMMENT 5

The Company supplementally advises the Staff that the inside cover graphics is not yet available.  The Company acknowledges that the Staff will need sufficient time to review such information when it is included in a future amendment to the Registration Statement.

6.                                      We note your statement regarding the market and industry data in your prospectus that you “cannot always verify this information with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size.” Please delete this language to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

RESPONSE TO COMMENT 6

The Registration Statement has been revised in response to this comment.  See page ii.

7.                                      The disclosure in the summary should be a balanced presentation of your business.  Please balance the description of your company, competitive strengths and growth strategies with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your growth plans.  For example, in the first paragraph on page 2, you discuss your “proven track record of growth and profitability” and your net sales for the most recently completed fiscal year, without discussing your net losses in fiscal 2008 and 2009.  You also discuss Adjusted EBITDA without discussing your loss on store closings and impairment of store assets, and your goodwill impairment charge in fiscal 2008.  In the last sentence, you state that as a result of the fragmented nature of your industry, you have a compelling opportunity to continue profitable growth into the future, yet on page 15 in the risk factors you state that your ability to grow and remain profitable may be limited by competition in your industry, which is competitive and fragmented.  Note that this is not meant to represent an all-inclusive list of where your Prospectus Summary should be improved.

RESPONSE TO COMMENT 7

The Registration Statement has been revised in response to this comment.  See edits made on pages 1, 2, 4, 9, 17, 75 and other pages throughout Amendment No. 2.

8.                                      Please disclose the basis for all of your assertions about your competitive position within your industry.  If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this.  Please note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit.  Alternatively, please confirm that these sources are widely available to the public.  If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.  Please also provide independent supplemental materials, with appropriate markings and page references in your response, supporting these statements.  The following are examples only of some of your competitive position assertions:

•                  “In 2010, we ranked first among the top 100 U.S. furniture stores for both growth in store count and percentage increase in sales,” pages 1 and 62;

•                  “We have the largest geographic footprint in the United States among multi-brand mattress specialty retailers and rank second in total sales among mattress specialty retailers,” pages 1, 5, 62 and 66;

•                  “Of our company-operated stores, 75% are located in markets in which we believe we had the number one market share position as of February 1, 2011,” pages 1, 5, 62 and 66;

•                  “In 2008, mattress specialty retailers had a market share in excess of 40%, which represented the largest share of the market, having more than doubled their share over the past 15 years,” pages 2, 40 and 63; and

•                  “Over the most recent recessionary period, our management team has shown an ability to outperform the industry, with Mattress Firm being the only leading mattress specialty retail brand to avoid a sales decline in 2009, versus the average leading mattress specialty retailer decline of 9.6%,” pages 6 and 67.

RESPONSE TO COMMENT 8

The Company respectfully directs the Staff to “Note Regarding Market and Industry Data” on page ii of Amendment No. 2, which provides a description of the sources for market and industry data, including those relating to the Company’s competitive position.   The Company supplementally advises the Staff that none of the studies or reports referenced in the Registration Statement were funded by the Company, nor was the Company otherwise affiliated with any of such studies or reports, and that it believes that such studies and reports are widely used within the industry.  The Company is also supplementally furnishing the Staff with the sources supporting the statements above and has highlighted the relevant information in Exhibit A attached hereto in order to expedite the Staff’s review.

9.             Please briefly describe your organizational structure and how you expect it to change following the offering.  Include in your discussion the ownership of Mattress Holdings, LLC and its expected dissolution.

RESPONSE TO COMMENT 9

The Registration Statement has been revised in response to this comment.  See pages 9, 12 and 13.  The Company supplementally advises the Staff of its belief that the expected dissolution of Mattress Holdings, LLC will not have a material impact on the Company’s organizational structure, given that Mattress Holdings, LLC does not conduct operations and its main purpose is to serve as a holding company for the currently outstanding equity interests in the Company.

Our Company, page 1

10.          We note your disclosure in pages 1 - 8 repeats the disclosure in pages 62 - 69.  Please revise to eliminate this repetitive disclosure.  See Note 4 to Rule 421(b) of Regulation C.

RESPONSE TO COMMENT 10

The Registration Statement has been revised in response to this comment.  See changes made to the Business section of Amendment No. 2 on pages 1 through 9 and 75 through 86.

11.          We note your disclosure of Adjusted EBITDA and the compound annual growth rate of adjusted EBITDA.  Please revise your disclosure here and throughout the prospectus where EBITDA or Adjusted EBITDA are presented to clearly identify the measures as non-GAAP financial measures, and disclose net income or loss with equal or greater prominence.  In addition, please include a cross reference to the disclosures presented pursuant to Item 10(e) of Regulation S-K here and elsewhere in the prospectus where you disclose EBITDA and/or Adjusted EBITDA and the disclosures required by Item 10(e) of Regulation S-K are not provided.

RESPONSE TO COMMENT 11

The Registration Statement has been revised in response to this comment.  See pages 1, 2, 7, 47, 75 and 93.

12.          Please disclose in the filing the basis, including any material assumptions, for your statements on page 7 that you “could operate approximately 2,500 Mattress Firm store locations in both existing and new markets in the United States,” and that you “can double the current number of [y]our company-operated stores within the next five to six years.”

RESPONSE TO COMMENT 12

The Registration Statement has been revised in response to this comment.  See page 7.

The Offering, page 10

13.          Please disclose in the last paragraph on page 10 whether the number of shares to be outstanding after the offering assumes the conversion of the equity interests in Mattress Holdings, LLC into shares of your common stock.  We note your disclosure on page 111 that you expect that Mattress Holdings, LLC will be dissolved shortly after expiration of the lock-up agreements.  Please explain whether the Class A, B and C Units will convert to common stock following the offering or whether the equity holders will receive distributions of Mattress Holdings LLC.  Please also provide a more detailed description regarding the dissolution of Mattress Holdings, LLC and the Class A, B and C Units under Description of Capital Stock on page 111.

RESPONSE TO COMMENT 13

The Company supplementally advises the Staff that the expected dissolution of Mattress Holdings, LLC after expiration of the lock-up agreements, and the related distribution of the shares of the Company’s common stock to the equity holders of Mattress Holdings, LLC, will not change the number of shares of the Company outstanding at that time, and respectfully directs the Staff to the disclosure in the last sentence of the first paragraph on page 121.  For clarification purposes, the Company has revised the second sentence of the second paragraph of page 121 to disclose the number of shares of the Company’s common stock that will be held by Mattress Holding, LLC after giving effect to the contemplated stock split and has also provided additional disclosure in footnote 2 on page 12. However, the Company is unable to provide a detailed breakdown of the expected distribution of the Company’s common stock to the holders of the Mattress Holdings, LLC Class A, Class B and Class C units, as such breakdown will be dependent, among other factors, on the vesting of the Class B units after the completion of the initial public offering.  The Company believes that such information is not material to the investors in the initial public offering because the distribution will not change the number of outstanding shares of the Company’s common stock and will not be dilutive to such investors.

Summary Historical Consolidated Financial and Operating Data, page 12

14.          When you complete the “as adjusted” balance sheet data on page 13, please provide footnotes that clearly explain the adjustments and assumptions involved in computing the as adjusted amounts.

RESPONSE TO COMMENT 14

The Registration Statement has been revised in response to this comment.  See page 14 through 16. Further revisions to the disclosure will be made pending the final determination of the details of the offering.

Note (6), page 13

15.          We note your disclosure that management uses Adjusted EBITDA to provide information with respect to your ability to meet future debt service and to comply with various covenants in documents governing your indebtedness.  We also note that you use Adjusted EBITDA to determine compliance with certain covenants under the Senior Credit Agreement that are calculated based on similar measures.  Please disclose how management uses Adjusted EBITDA to determine compliance with debt covenants that are not computed using Adjusted EBITDA as presented.  Please similarly revise the disclosure in note (7) to Selected Consolidated Financial and Operating Data.  In addition: please tell us whether you believe the covenants are material to an investor’s understanding of your financial condition and/or liquidity.  If so, tell us your consideration of disclosing the amounts or limits required for compliance with the covenants and the actual or reasonably likely effects of non-compliance on your financial condition and liquidity in your discussion of liquidity and capital resources on page 48.

RESPONSE TO COMMENT 15

The Registration Statement has been revised to explain the difference between Adjusted EBITDA and the similar measure used for loan covenant compliance purposes.  See pages 15, 16, 45 and 46.

The Company believes that financial covenants of the 2007 Senior Credit Facility are material to an investor’s understanding of financial condition and/or liquidity and the Company and respectfully directs the Staff to the disclosures in “Liquidity and Capital Resources” at page 59 and to “Description of Certain Indebtedness” at page 114.

16.          We note your disclosure that Adjusted EBITDA has similar limitations as an analytical tool to those set forth in note (5) related to the use of EBITDA.  Please disclose the additional limitations on the use of Adjusted EBITDA as an analytical tool arising from the various adjustments to EBITDA to arrive at Adjusted EBITDA.  Please similarly revise the disclosure in note (7) to Selected Consolidated Financial and Operating Data.

RESPONSE TO COMMENT 16

The Registration Statement has been revised. See pages 15, 16, 45 and 46.

17.          Reference is made to the tabular reconciliation of U.S. GAAP net income (loss) to EBITDA and Adjusted EBITDA, and more specifically to the adjustments to arrive at Adjusted EBITDA.  Please disclose with more specificity the nature of the amounts included in the adjustment for one-time acquisition and other expenses.  In addition, since you disclose Adjusted EBITDA as a measure of your operating performance, please tell us how your characterization of financial sponsor fees and expenses and acquisition and other expenses as “one-time” or “unusual” complies with the exclusion in Item 10(e)(1)(ii)(B) of Regulation S-K.

RESPONSE TO COMMENT 17

The Company has revised the Registration Statement to (1) disaggregate items from the previous caption “One-time acquisition and other expenses,” (2) provide additional explanations for the these items and (3) eliminate the characterization of financial sponsor fees and expenses and acquisition-related expenses as one-time expenses.  See pages 15, 16, 45 and 46.

18.          Further to the above, it appears that you are also presenting Adjusted EBITDA as a non-GAAP liquidity measure since the measure provides additional information with respect to your ability to meet future debt service.  Please confirm or otherwise advise.  If you are presenting Adjusted EBITDA as a non-GAAP liquidity measure, please tell us how the adjustments for financial sponsor fees and expenses and one-time acquisition and other expenses comply with the exclusion in Item 10(e)(1)(ii)(A) of Regulation S-K and provide a reconciliation of Adjusted EBITDA to cash flows from operating activities together with the three major categories of the statement of cash flows.  Otherwise, please clarify your disclosure regarding the use of Adjusted EBITDA as a measure of your ability to meet future debt service.  Conforming revisions should also be made to the disclosure in note (7) to Selected Consolidated Financial and Operating Data.  Refer to our Compliance and Disclosure Interpretations: Non-GAAP Financial Measures available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

RESPONSE TO COMMENT 18

The Company uses Adjusted EBITDA primarily as a performance measure and, in addition, uses a similar measure to Adjusted EBITDA for determination of compliance with loan covenants.  The Registration Statement has been revised.  See pages 15, 16, 45, 46 and 59.

Risk Factors, page 15

19.          Please delete the last sentence in the first paragraph in which you state that other unknown or immaterial risks may also adversely impact your company.  Please note that all material risks should be described in your disclosure.  If risks are not deemed material, you should not reference them.

RESPONSE TO COMMENT 19

The Registration Statement has been revised in response to this comment.  See page 17.

Use of Proceeds, page 33

20.          Please disclose the approximate amount of proceeds intended to be used for capital expenditures, working capital and other general purposes, including possible acquisitions, and repayment of outstanding borrowings under the 2007 Senior Credit Facility.  Refer to Item 504 of Regulation S-K.

RESPONSE TO COMMENT 20

The Registration Statement has been revised in response to this comment.  See pages 10 and 35.

21.                               We note your discussion in the last paragraph of this section reserving the right to change the use of proceeds in the event of unforeseen circumstances or changed business conditions.  Please discuss the alternatives to such use in the event of unforeseen circumstances or changed business conditions.  See Instruction 7 to Item 504 of Regulation S-K.

RESPONSE TO COMMENT 21

The Registration Statement has been revised in response to this comment.  See page 35.

Dilution, page 35

22.                               Please tell us your consideration of including the conversion of PIK Notes into common stock concurrent with, and conditioned upon, the consummation of the offering in your computations of net tangible book value per share of common stock and dilution per share to new investors after giving effect to the offering.

RESPONSE TO COMMENT 22

The Company has considered the Staff’s comment and has revised the Registration Statement.  See page 38. The calculation of net tangible book value per share of common stock and dilution per share to new investors will include the effect of additional shares of the Company’s common stock issued upon the conversion of the Convertible Notes and the conversion or exchange of the PIK Notes in connection with this offering.  The Company will complete the calculations and update the disclosures in the Registration Statement pending the final determination of the details of the offering.

23.                               Please tell us how you compute net tangible book value, including your treatment of deferred income taxes and debt issue costs.

RESPONSE TO COMMENT 23

The Registration Statement has been revised to exclude debt issue costs in the calculation of net tangible book value since this asset recognized for book purposes cannot generally be sold separately from other assets.  Deferred income taxes, which consist of deferred tax liabilities, have not been excluded as the Company is not aware of any basis on which they may be excluded.  The Registration Statement has also been revised to provide additional description on the method of computing net tangible book value.  See page 38.

Selected Consolidated Financial and Operating Data, page 36

24.                               Please tell us your consideration of providing pro forma per share data for the most recent fiscal year and subsequent interim period giving effect to the common shares to be issued in the offering that will be used to repay debt and the issuance of common shares in settlement of the PIK Notes concurrent with the closing of the offering.  Also tell us your consideration of disclosing historical and pro forma per share amounts under Summary Historical Consolidated Financial and Operating Data.

RESPONSE TO COMMENT 24

The Registration Statement has been revised to include pro forma financial statements, which are subject to completion pending the final determination of the details of the offering. See pages 14, 15 and 39 through 42.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

25.                               Please provide a detailed discussion and analysis of the valuation of Class B units granted in each of the fiscal years presented, including the quantitative amounts determined in steps one and two of the valuations.  Please be sure to include information about the probabilities assigned to the various possible outcomes in step two.  Additionally, please describe the factors contributing to a difference between the fair value of the Class B Units to the estimated initial public offering price, which discuses the reasons for any significant difference between your estimated initial public offering price and the value of the Class B units that was estimated based on the assumed outcome of completing an initial public offering.

RESPONSE TO COMMENT 25

The Company supplementally advises the Staff that the Company utilizes a two-step valuation process to valuing the equity securities of the Company’s sole shareholder, Mattress Holdings, LLC, including Class B units that have been issued from time-to-time to individuals (primarily employees of the Company’s subsidiaries).  Mattress Holdings, LLC has no assets other than its investment in the Company. The first step involves a valuation of the enterprise value, which is utilized to derive the value to the equity interests of the Company.  The second step of the valuation process involves an allocation of the equity value among the different classes of equity using the Probability-Weighted Expected Return Method.  The Company utilizes a third party valuation expert in performing the valuations.

A summary of the approaches to determining enterprise value, which include a combination of market and income approaches, are as follows:

•                  Market Multiples — This methodology uses comparable public company multiples that are applied to the target company’s financial information to draw a conclusion of value.

•                  Comparable Transactions — Similar to the market multiple methodology, the comparable transaction methodology uses historical comparable transaction multiples that are applied to the target company’s financial information to draw a conclusion of value.

•                  Discounted Cash Flows — This methodology uses the projected cash flows of the company along with the associated risk of those cash flows to draw a value conclusion.

The Company weighs each approach depending on the availability and quality of information and uses all three methodologies to arrive at a value. The Company’s determination of the range of value, on an enterprise basis, was $430.0 million to $510.0 million for the most recent Class B issuance that occurred on October 21, 2010, which comprised the entirety of the 473,197 Class B Units that were issued during fiscal 2010.  The Company uses such enterprise value to estimate the implied equity value by subtracting the outstanding debt at the time of the analysis.

The second step of the valuation process involves an allocation of the equity value among the different classes of equity using the Probability-Weighted Expected Return Method.  The  value of each class of equity (in total and on a per unit basis) is based upon the probability-weighted present value of expected future investment returns, giving consideration to various possible future outcomes available to the enterprise and the estimated timing of those outcomes, as well as the rights of each class of equity interests, including the preferences of certain classes of equity relative to others with respect to future distributions as established by the Mattress Holdings, LLC Second Amended and Restated Limited Liability Company agreement dated May 20, 2009. This method involves forward-looking analysis of possible future outcomes available to the enterprise, the estimation of future and present value under each outcome, and the application of a probability factor to each outcome as of the valuation date.  This method is typically applied using the general steps outlined below

•                 Estimating Future Cash Flows — The future pre-money enterprise value is estimated at the date of each possible future outcome.  Future outcomes are then allocated to the various shareholder classes based on the rights afforded to each class.

•                  Discounting cash flows to the valuation date — The expected shareholder value under each outcome is discounted back to the valuation date using appropriate discount rates

•                  Assigning probabilities to outcomes — Probabilities are assigned to each of the possible future outcomes

•                  Calculating share values — The probability-weighted value of each class of shares is then calculated at present value.

The potential outcomes considered in the October 21, 2010 valuation analysis were based upon the objectives of the Company’s majority owner with respect to its investment in Mattress Holdings, LLC, and include the following:

•                  IPO — 25% - 35% assigned probability, estimated timing as of the end of fiscal 2011 (January 31, 2012).  The probability assigned to this outcome was based upon the Company’s internal discussions around that time on planning for a potential IPO.  The enterprise value of the Company derived by this outcome was $660 million (undiscounted and before consideration of an IPO discount).

•                  Merger/Sale — 10% - 20% assigned probability, estimated timing as of the end of fiscal 2012 (January 31, 2013).  This outcome was considered a likely alternative to an IPO, although the timing of finding a buyer and negotiating a sale transaction was estimated to take more time.

•                  Continued operations — 25% - 35%  assigned probability.  This assumes the Company continues as a private going concern.

•                  Distressed sale — 15% - 25% assigned probability, estimated timing as of the end of fiscal 2012.  The distressed sale scenario represents the potential outcome in which the Company does not dissolve, but does not meet management’s expectation in the short term and is sold

Under each potential outcome, the equity value that results from the valuation approach is allocated among the various classes of equity units of Mattress Holdings, LLC, which allocation is dependent upon conditions with respect to the level to which Class B units vest (as determined by the investment return to the majority owner) and the preference in future distributions of Class C owners that must be satisfied before the vested amount of Class B units share in the allocation of remaining value.

The determination of the value for each equity class under this allocation methodology at October 21, 2010 was as follows:

•                  Class C-1 — $4.72 per share as marketable; $3.54 per share as unmarketable.

•                  Class C-2 — $4.72 per share as marketable; $3.54 per share as unmarketable.

•                  Class A — $.74 per share as marketable; $0.55 per share as unmarketable.

•                  Class B — $0.30 per share as marketable; $0.23 per share as unmarketable.

The Company and the representatives of the underwriters of the offering have not yet determined the price range for the offering and, therefore, the Company is unable to respond to the request for a description of differences between the valuation of the Class B Units and the estimated initial public offering price at this time. The Company expects that the price will be significantly higher than the fair market estimate of Class B units at October 21, 2010 due to vesting requirements and the preferences of other equity units and the improvement in the Company’s financial results that have occurred since the date of the last valuation. The Company acknowledges that the Staff will need sufficient time to review such information after it is provided.

Results of Operations, page 42
Fiscal 2010 Compared to Fiscal 2009, page 43

26.                               We note the recent trends of improving gross margins, increased volume-based vendor incentives, increased franchise and royalty income relative to sales, and decreased general and administrative expenses relative to sales.  Please discuss whether you view each of these trends as indicative of amounts to be incurred in future periods and why or why not.  Also identify any known events that might cause a material change in the relationship between these items and net sales.  Refer to Item 303(a)(3) of Regulation S-K.

RESPONSE TO COMMENT 26

The Registration Statement has been revised in response to this comment.  See pages 51 through 55.

27.                               Please quantify the higher volume-based vendor incentives earned on certain products contributing to the reduction of product costs as a percentage of sales in your discussion and analysis of cost of sales.  Please similarly revise your discussion of cost of sales for fiscal 2009 compared to fiscal 2008 on page 46.

RESPONSE TO COMMENT 27

The Company supplementally advises the Staff that volume-based incentives are an element of the total cost of purchasing product from the Company’s vendors.  Such incentives, while common in the industry, are subject to negotiation, and the terms obtained by the Company may vary significantly from those of its competitors.  It is common to negotiate higher or lower volume-based incentives in concert with other benefits the Company may seek from its vendors, such as lower wholesale prices and/or direct advertising support funds.  Ultimately, the aggregate effects of the terms under which the Company purchases products is reflected in its costs of sales and in its sales and marketing expenses (for incentives that are provided in the form of direct advertising support funds).

28.                               Please disclose the reasons for the increased amount of vendor advertising funds recognized as a reduction of advertising expense in your discussion of sales and marketing expenses.  Please similarly revise your discussion of sales and marketing expenses for fiscal 2009 compared to fiscal 2008 on page 47.  In addition, please discuss whether you expect the recent increase in overall sales and marketing expenses and the recent increase in vendor advertising funds, as well as the relationship of these amounts to net sales to be indicative of amounts to be incurred in future periods and why or why not.  Refer to Item 303(a)(3) of Regulation S-K.

RESPONSE TO COMMENT 28

The Registration Statement has been revised in response to this comment.  See pages 52 and 55.

29.                               Please disclose the reasons for changes in the valuation allowance for deferred tax assets and changes in state income taxes as a percentage of pretax income/loss in your discussion of income tax expense.  Please also similarly revise your discussion of income tax expense for fiscal 2009 compared to 2008 on page 48.  Refer to Item 303(a)(3) of Regulation S-K.

RESPONSE TO COMMENT 29

The Registration Statement has been revised in response to this comment.  See pages 53, 56 and 59.

Liquidity and Capital Resources, page 48
Sources of Liquidity and Capital Requirements, page 49

30.                               Please describe any known trends, commitments, events or uncertainties that will result in or are reasonably likely to result in your liquidity increasing or decreasing in any material way.  Please refer to Item 303(a)(1) of Regulation S-K.

RESPONSE TO COMMENT 30

The Company respectfully advises the Staff that the Management Discussion and Analysis of Financial Condition and Results of Operations includes information that addresses this comment.  Specifically, on page 48, the Company has described the expectation that the U.S. mattress retail market will benefit from the pent-up demand for mattresses and related products and that such effects will result in sales growth for the Company as the national economy and consumer confidence continue to improve.  In the discussion of the Sources of Liquidity and Capital Requirements beginning on page 59, the Company describes the primary sources and uses of cash, the expected capital requirements for fiscal 2011 and the expectation that the Company will be able to satisfy its capital requirements for the next 12 months, including supporting its existing operations, continuing its growth strategy and satisfying its scheduled debt service payments, through a combination of its existing reserves of cash and cash equivalents, internally generated cash flows form operations and, as required, borrowings under the revolving portion of the 2007 Senior Credit Facility.  The Company is not aware of other known trends that require disclosure, nor is it aware of commitments, events or uncertainties that will result in, or are reasonably likely to result in, material increases or decreases in its liquidity.

Cash Flows, page 51

31.                               We note that vendor incentives receivable increased substantially as of February 1, 2011 as compared to February 2, 2010.  Please tell us your consideration of disclosing the reasons for the significant increase in these receivables in your discussion of operating cash flows.

RESPONSE TO COMMENT 31

The Registration Statement has been revised in response to this comment.  See page 62.

Critical Accounting Policies and Use of Estimates, page 54
Goodwill and Indefinite Lived Intangible Assets, page 56

32.                               We note that you do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions you use to test for impairment of goodwill.  Please tell us whether the fair value of your reporting unit is substantially in excess of carrying value or is at risk of failing step one of the impairment test.  If your reporting unit is not at risk of failing step one of the test please disclose that the fair value of your reporting unit is substantially in excess of carrying value and is not at risk of failing step one of the impairment test.  If your reporting unit is at risk of failing step one of the test, please tell us your consideration of disclosing:

•                  The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                  A description of the key assumptions used and how the key assumptions were determined;

•                  A discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible; and

•                  A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

RESPONSE TO COMMENT 32

The Registration Statement has been revised in response to this comment.  See page 69.

Summary Disclosures about Contractual Obligations and Commercial Commitments, page 59

33.                               We note your disclosure in the last paragraph on page F-29 and continuing to the first paragraph on page F-30 that payments under operating leases include common area maintenance, property tax and insurance.  Please add a note to the table to specify that operating leases do not include these additional amounts to which the company is obligated and provide a context for the reader to understand the impact of these charges on your total lease obligations.  See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

RESPONSE TO COMMENT 33

The Registration Statement has been revised in response to this comment.  See page 72.

34.                               Please tell us your consideration of providing pro forma information to show your contractual obligations and commercial commitments assuming the proceeds of the initial public offering are used as disclosed under Use of Proceeds.

RESPONSE TO COMMENT 34

The Registration Statement has been revised in response to this comment.  See pages 72 and 73.

Business, page 62

35.                               We note your statement on page ii that “[you] own or have rights to use the trademarks, service marks and trade names that [you] use in conjunction with the operation of [y]our business.” Please provide the information required by Item 101(c)(1)(iv) of Regulation S-K.

RESPONSE TO COMMENT 35

The Registration Statement has been revised in response to this comment.  See page 84.

36.                               We note your disclosure in footnote 1 on page 37 that “Mattress Firm Holding Corp. commenced operations on January 18, 2007 through the acquisition of Mattress Holding Corp” and your disclosure on page 48 that “Mattress Holding [your indirect subsidiary] and its subsidiaries own substantially all of the assets and conduct the operations of [y]our retail business.” Please revise your disclosure to describe the general development of your business, subsidiaries and any predecessor and provide the information required by Item 101(a) of Regulation S-K.

RESPONSE TO COMMENT 36

The Registration Statement has been revised in response to this comment and Comment 9 above to include disclosure responsive to Item 101(a) of Regulation S-K.  See page 9.

37.                               We note your statement in the first sentence on page 67 that you “have developed a 4-wall store economic model whereby [you] typically expect to recoup [y]our initial investment in a new store in less than one year.” Please enhance your disclosure to explain how your initial investment is recouped in less than one year.

RESPONSE TO COMMENT 37

The Registration Statement has been revised in response to this comment.  See page 7.

Merchandising, page 69

Pricing Strategy, page 70

38.                               We note your statement on page 70 that that you “offer [y]our customers a low price guarantee whereby [you] will refund 110% of the price difference on comparable products at any time within 100 days after purchase.” We further note your statement on page 5 and elsewhere in your filing that you “promise to beat the lowest advertised price on a comparable product by 10% at any time up to 100 days after purchase.” Please clarify whether your refund is 100% or 110%.

RESPONSE TO COMMENT 38

The Registration Statement has been revised in response to this comment.  See pages 5, 25 and 78.

Management, page 78

Executive Officers and Directors, page 78

39.                               Please specify Mr. Levy’s principal occupation and employment during the past five years, or clarify your current disclosure by adding dates or the duration of employment.  See Item 401(e)(1) of Regulation S-K.

RESPONSE TO COMMENT 39

The Registration Statement has been revised in response to this comment.  See page 88.

Executive Compensation, page 83

Compensation Discussion and Analysis, page 83

Stock-Based Incentive Arrangements, page 88

40.                               Please also describe the material terms of the Class A and C Units issued to the named executive officers.

RESPONSE TO COMMENT 40

The Registration Statement has been revised in response to this comment, as it pertains to Class C-2 units.  See page 98.  The Company supplementally advises the Staff that the Class A units are capital interests in Mattress Holdings, LLC that are not compensatory in nature and were purchased for full value by Messrs. Stagner and Black on January 18, 2007.  The capital structure of Mattress Holdings, LLC is described in the section “Principal Stockholders” beginning on page 119.  In addition, the Company supplementally advises the Staff that the Class C-1 units were issued only to investment funds associated with J.W. Childs Associates, L.P. and Neuberger Berman Group, LLC, and are neither currently nor were previously held by any named executive officer.  Therefore, the Company believes that the amended disclosure as presented in the Registration Statement is appropriate.

41.                               Please revise your Outstanding Equity Awards at Fiscal-Year End table to reflect the Class A and C Units referenced on page 89, as well as any other applicable equity awards.  See Item 402(a)(2), (f)(2)(ii) and Instruction 5 to Item 402(f)(2) of Regulation S-K.  As appropriate, please revise your Stock-Based Incentive Arrangements discussion, as well as your Option Exercises and Stock Vested and Potential Payments Upon Termination or Change of Control tables.

RESPONSE TO COMMENT 41

The Company respectfully directs the Staff to its response to Comment 40 above, which responds to the request that material terms of the Class A and C Units issued to the named executive officers be described in the Registration Statement, and to page 98.  Because the Class A Units are not compensatory in nature and were not subject to any vesting conditions at the time of purchase, such units have not been included in the Outstanding Equity Awards at Fiscal-Year End table, Stock-Based Incentive Arrangements discussion, and Options Exercises and Stock Vested and Potential Payments Upon Termination or Change of Control tables.  Each named executive officer’s beneficial ownership of such Class A units, however, is included in the table in the section “Principal Stockholders” beginning on page 119.  In addition, because Class C-1 units were not issued to the named executive officers, such units have not been included in such tables or discussion.  The Class C-2 units issued to Messrs. Stagner and Black were not included in (a) the Outstanding Equity Awards at Fiscal Year-End table because all Class C-2 units were fully vested at the time they were granted in the Company’s 2009 fiscal year, (b) were not included in the Option Exercises and Stock Vested table because the Class C-2 units are not subject to vesting and did not vest during fiscal 2010, and (c) the Potential Payments Upon Termination or Change of Control because the Class C-2 units are fully vested partnership interests in Mattress Holdings, LLC.   Each named executive officer’s beneficial ownership of such Class C-2 units, however, is included in the table in the section “Principal Stockholders” beginning on page 119.  The Stock-Based Incentive Arrangements discussion has been revised with respect to Class C-2 units.  See page 98.

Related Party Transactions, page 101

Management Agreement with J.W. Childs, page 101

42.                               Please disclose the payments made to J.W. Childs for the current and each of the past three fiscal years.  See Item 404(a)(3) and Instruction 1 to Item 404 of Regulation S-K.  Also quantify the management and termination fee payments that will be made to J.W. Childs from the proceeds of the offering.  Clarify whether the management agreement will be terminated after the offering.

RESPONSE TO COMMENT 42

The Registration Statement has been revised in response to this comment.  See page 109.

Equity Support Agreements with J.W. Childs, page 101

43.                               Please clarify whether any equity investments have been made under the Equity Support Agreements.  Please also file these agreements as exhibits.  See Item 601(b)(10) of Regulation S-K.

RESPONSE TO COMMENT 43

The Registration Statement has been revised in response to this comment, and the Equity Support Agreements are being filed as an exhibit to Amendment No. 2.  See page 109.

PIK Notes, page 101

44.                               We note your disclosure that the PIK Notes were issued “to the equity investors of [y]our parent company, Mattress Holdings, LLC, and to affiliates of such equity investors.” Please name the related persons and the basis on which the persons are related persons, and quantify the dollar value of the amount involved in each PIK transaction.  See Item 404(a)(1) and (3) of Regulation S-K.  In addition, disclose the amount of shares that will be issued to related parties upon exchange of the PIK Notes in connection with the offering.  Please also file the PIK Notes as an exhibit.  See Item 601(b)(10) of Regulation S-K.

RESPONSE TO COMMENT 44

The Registration Statement has been revised in response to this comment.  See pages 110 and 111. The Company is also filing the form of the PIK notes currently outstanding as an exhibit to Amendment No. 2.

Franchise Agreement, page 102

45.                               Please name the related person and the basis on which the person is a related person.  See Item 404(a)(1) of Regulation S-K.

RESPONSE TO COMMENT 45

The Registration Statement has been revised in response to this comment.  See page 112.

Principal Stockholders, page 109

46.                               For the investment funds associated with Neuberger Berman Group, please identify the natural person, natural persons, or the publicly registered company that exercise the sole or shared voting or investment powers with respect to the shares disclosed, even if voting or investment power for any fund is controlled by an investment committee consisting of a large number of individuals who each have a vote to approve the exercise of such power and therefore no single person exclusively possesses the power to vote, acquire or dispose of securities held by the fund.

RESPONSE TO COMMENT 46

The Registration Statement has been revised in response to this comment by incorporating disclosure provided by Neuberger Berman Group that is consistent with their prior filings with the Commission.  See page 120.

Description of Capital Stock, page 111

47.                               Please clarify whether this section is a current or post-IPO description of your charter and bylaws.

RESPONSE TO COMMENT 47

The Company respectfully directs the Staff to the third sentence of the second paragraph on page 121, which contains this clarification.

General, page 111

48.                               Please revise the penultimate sentence in the second paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus.  Rule 411(a) of Regulation C permits this type of qualification only where contemplated by the form.

RESPONSE TO COMMENT 48

The Registration Statement has been revised in response to this comment.  See page 121.

Financial Statements, page F-1

49.                               Please update the financial statements and related financial information in the prospectus in accordance with the requirements set forth in Rule 3-12 of Regulation S-X.

RESPONSE TO COMMENT 49

The Registration Statement has been revised to include financial information for the 13 weeks ended May 3, 2011.  See the financial statements starting on page F-1.

Consolidated Statements of Operations, page F-4

50.                               We note that the number of shares of common stock to be outstanding after the offering will give effect to a stock split.  When the split occurs, please be sure to adjust your computations of basic and diluted income (loss) per common share to give retroactive effect to the split.  Please also ensure that the consolidated balance sheets and statements of stockholders’ equity give retroactive effect to the change in capital structure and disclose the change made, the date the change became effective and that the change is retroactively presented.  Please refer to ASC 260-10-55-12 and ASC 505-10-S99-4.  In addition, the disclosures in the capitalization table on page 34, dilution on page 35 and selected consolidated financial and operating data on page 36 should give retroactive effect to the split.

RESPONSE TO COMMENT 50

The Company supplementally confirms to the Staff that the Registration Statement will be appropriately revised to provide retroactive effect for the stock split that will occur in connection with the offering when the amount of the stock split is determined.

51.                               Please present goodwill impairment losses as a separate line item, rather than aggregating goodwill impairment losses with other intangible asset impairment charges.  Refer to ASC 350-20-45-2.

RESPONSE TO COMMENT 51

The Registration Statement has been revised to present goodwill impairment losses as a separate line item in the Company’s results of operations.  See page F-4.

Notes to Consolidated Financial Statements, page F-7

52.                               Please tell us your consideration of disclosing the general information required by ASC 280-10-50-21 including the factors used to identify reportable segments and whether you have identified operating segments, by geographic market or otherwise, that have been aggregated into the single reportable segment.  In terms of identifying your operating segments, please tell us whether results by geographic market or results disaggregated on some other basis are regularly reviewed by your chief operating decision maker to make decisions about resource allocation or to assess performance.  Also tell us how the existence of both company-owned and franchised stores impacts your determination of operating and reportable segments.  In addition, please tell us whether you sell products to franchised stores and, if so, your consideration of disclosing such sales for each year presented.

RESPONSE TO COMMENT 52

The Company supplementally advises the Staff that the Company does not sell products to franchised stores.  The Registration Statements has been revised to include information regarding the Company’s operating segments.  See page F-16.

53.                               Please disclose the information about products and services required by ASC 280-10-50-40 or tell us why this information should not be disclosed.

RESPONSE TO COMMENT 53

The Company supplementally advises the Staff that the Company’s net sales to its customers consist primarily of mattresses and bedding-related products and include fees collected for delivery services.  The Company believes that providing specific detail of the components of sales is not meaningful since the vast majority of sales are mattress products and accessories.  Following is information regarding the components of net sales, expressed as a percentage of total net sales, for fiscal 2008, fiscal 2009 and fiscal 2010.

	Fiscal	Fiscal	Fiscal
	2008	2009	2010
Mattresses and accessories	97.6%	97.7%	97.6%
Delivery services	2.4%	2.3%	2.4%
Total net sales	100.0%	100.0%	100.0%

54.                               We note that your compelling customer value proposition described in the discussion of your distinctive retail format under the “Our Competitive Strengths” subheading on page 4 includes a low price guarantee.  Please tell us how this low price guarantee is accounted for and the significance of the related refunds to your financial statements.

RESPONSE TO COMMENT 54

The Company supplementally advises the Staff that the Company’s low price guarantee is most often applied at the time of the sale by matching a competitor’s price.  In such instances, the accounting is reflected in the net sales recognized on the transaction, with no further obligation.  Less often, the Company will process a refund to the customer following the sale in instances where the customer presents evidence after the sale of a lower price offered by a competitor.  The Company accrues a liability for the estimated costs of sales returns and exchanges and includes the experience of price guarantee refunds in the data utilized to quantify the amount of the accrued liability.  The Company does not quantify a liability separately for price guarantee refunds due to the relative immateriality of the amounts, which have averaged approximately 0.1% to 0.2% of sales in recent periods.  Following is a summary of the amount of price guarantee refunds incurred by the Company (in thousands):

Refunds

Fiscal 2008	$345
Fiscal 2009	$303
Fiscal 2010	$653
Fiscal 2011 (through Q1)	$262

The increase in the trend of the amount of refund expense is primarily the result of the Company’s increasing sales and, to a lesser extent, an increase in the percentage of refunds that have occurred in response to greater marketing focus on the Company’s “Happiness Guarantee” price policy, which commenced in August 2010.  This trend has not had, nor does the Company expect it to have, a material effect on its financial statements.  Furthermore, the guarantee period is limited to 100 days and, therefore, changes in experience do not have long-term effects on the Company’s financial statements.

Note 1. Business and Summary of Significant Accounting Policies, page F-7

Vendor Incentives, page F-10

55.                               We note your disclosure on page 55 that certain of your vendor incentive agreements provide for increased incentives as graduated purchase volumes are met.  Please tell us your consideration of elaborating on your accounting policy disclosure to address your accounting for this particular type of arrangement.

RESPONSE TO COMMENT 55

The Registration Statement has been revised in response to this comment.  See page F-10.

Inventories, page F-13

56.                               Please disclose the nature of cost elements included in inventory in accordance with paragraph 6(b) of Rule 5-02 of Regulation S-X.

RESPONSE TO COMMENT 56

The Registration Statement has been revised in response to this comment.  See page F-14.

Note 3. Property and Equipment, page F-18

57.                               In estimating cash flows for purposes of determining whether and to what extent impairment losses have been incurred, we note estimated cash flows include projected capital expenditures.  Please refer to ASC 360-10-35-33 and tell us why estimated cash flows include future capital expenditures.  If estimated cash flows only include expenditures necessary to repair and maintain the existing service potential of the long-lived asset (asset group), and do not include capital expenditures that increase the service potential of the long-lived asset (asset group), please revise your disclosure to clarify.  Otherwise, please tell us why cash flows for capital expenditures are included in estimating cash flows in the context of estimating the fair value of stores for purposes of assessing impairment of property and equipment.

RESPONSE TO COMMENT 57

The Registration Statement has been revised in response to this comment.  See pages F-19 and F-20.

Note 5. Notes Payable and Long-Term Debt, page F-21

2007 Senior Credit Facility, page F-21

58.                               Please revise to provide disclosure regarding collateral and guarantees similar to that provided on page 105 or tell us why you believe the additional disclosure is not necessary.  Please also tell us your consideration of the applicability of the disclosure requirement in Rule 4-08(b) of Regulation S-X.

RESPONSE TO COMMENT 58

The Registration Statement has been revised in response to this comment.  See page F-23.

59.                               Please confirm to us that mandatory annual principal prepayments are classified as a current liability on your balance sheets and consider revising to disclose the classification of the obligation.

RESPONSE TO COMMENT 59

The Company supplementally advises the Staff that the prepayments were classified as a component of current maturities of long-term debt at the end of the fiscal year to which the excess cash flows relate that gave rise to the prepayments.  The Registration Statement has been revised in response to this comment.  See page F-23.

2009 Loan Facility, page F-23

60.                               With reference to the specific authoritative guidance on which you relied, please tell us the basis in GAAP for your accounting for the March 2009 amendment and restatement of the 2007 Subordinated Loan Facility, now referred to as the 2009 Loan Facility.

RESPONSE TO COMMENT 60

The Company supplementally advises the Staff that the Company’s accounting was based upon the application of the guidance in ASC 470-50-40.  The 2009 Loan Facility resulted from the amendment and restatement of the 2007 Subordinated Loan Facility on March 20, 2009.  In connection with the amendment and restatement, the interest rate was increased from 12.5% to 16.0% and, at the Company’s option, quarterly interest may be paid by adding accrued interest to the principal amount of the loans outstanding.  Furthermore, the amendment and restatement resulted in the release of the obligations and guarantees of the Company’s subsidiaries with respect to the 2007 Subordinated Loan Facility.  Pursuant to ASC 470-50-40-6, a modification that involves a substantial modification in terms will be accounted for like an extinguishment.  Pursuant to ASC 470-50-40-10, a substantial modification in terms is deemed to have occurred from a debtor’s perspective if the present value of the cash flows under the terms of the new (or modified) debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.  The Company applied the present value of cash flows guidance set forth in ASC 470-50-40-12 and determined that the difference in present values exceeded 10%; thus, the Company concluded that the amendment and restatement of the 2007 Subordinated Loan Facility should be accounted for as an extinguishment.  The Company applied the guidance in ASC-50-40-13, which provides that the new debt instrument (in this case the 2009 Loan Facility) shall be initially recorded at fair value, and that amount shall be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument. The Company recognized a gain on debt extinguishment in the amount of $5.8 million in fiscal 2009 based upon the estimated fair value of the 2009 Loan Facility, as derived from the results of a third party valuation.  The gain was offset by a charge to expense for the write off of the unamortized loan fees of the 2007 Subordinated Loan Facility in the amount of $3.0 million, resulting in a net gain on debt extinguishment of $2.8 million.  The debt discount resulting from the recognition of the $5.8 million gain on debt extinguishment is being amortized to interest expense over the remaining term of the 2009 Loan Agreement, resulting in a 17.2% effective interest rate.

Note 6. Income Taxes, page F-25

61.                               We note your disclosure that unrecognized tax benefits, if recognized, would be recognized as a purchase price adjustment and would not affect your effective tax rate.  Please tell us why your policy complies with the guidance in ASC 805-740-45-4.

RESPONSE TO COMMENT 61

The Registration Statement has been revised in response to this comment.  See page F-28.

Note 12. Related Party Transactions, page F-32

Equity Support Letter, page F-32

62.                               We note your disclosure in the description of certain indebtedness in the first complete paragraph on page 106 that you maintained compliance with financial covenants of the 2007 Senior Credit Facility for the fiscal quarter ended February 3, 2009 through the exercise of an equity cure right by making a capital contribution to Mattress Holding.  This disclosure appears to be inconsistent with your disclosure that no events have occurred which required the parties to exercise the capital infusion requirement.  Please advise and/or clarify your disclosure accordingly.

RESPONSE TO COMMENT 62

The Registration Statement has been revised in response to the Staff’s comment.  See page F-33.

Note 14. Stock-Based Compensation, page F-32

63.                               Please tell us your consideration of presenting information about units from the B-1 tranche separate from units in the B-2, B-3 and B-4 tranches since units from the B-1 tranche have different vesting conditions and no apparent market conditions.  Please also address your consideration of disclosing: the requisite service period for B-1 units; how the requisite service period was determined; the weighted average grant date fair value of B-1 units; and how fair value was determined.  In addition, please disclose the maximum contractual term and the number shares authorized for awards of Class B Units.  Refer to ASC 718-10-50.

RESPONSE TO COMMENT 63

The Company supplementally advises the Staff that the vast majority of Class B unit issuances are comprised of an equal relative composition of units for each of the underlying Class B-1, Class B-2, Class B-3 and Class B-4 tranches.  The composition of each Class B unit is established at the time of issuance.  The amount of future distributions to which the Class B units are entitled will be determined in a single measurement that encompasses all of the Class B tranches to derive a single value per vested Class B unit.  The Company does not believe that disaggregating information about Class B-1 units based upon its vesting criteria is meaningful to the disclosure and further believes that such disaggregation might imply to the reader a different level of relevance to Class B-1 units.  Note 14 to the consolidated financial statements describes the differences in the vesting criteria among the Class B tranches and has been revised to provide clearer disclosure of the relative composition of each Class B issuance as to the underlying Class B tranches.

Outstanding Class B units represent interests in Mattress Holdings, LLC.  Such interests are not subject to a contractual term and will remain outstanding until the dissolution of Mattress Holdings, LLC, unless forfeited as a result of employment termination.  Furthermore, there is no stated limit on the number of Class B units that may be issued by Mattress Holdings, LLC.  The Registration Statement has been revised to include this information.  See pages F-33, F-34 and F-35.

64.                               Please disclose the total fair value of Class B Units vested for each fiscal year presented.

RESPONSE TO COMMENT 64

The Registration Statement has been revised in response to the Staff’s comment. See page F-35.

65.                               You disclose that the fair value of Class B Unit awards is recognized as expense over the expected term derived from the output of the valuation model.  Please disclose the expected term or range of expected terms derived from the output of the valuation model.  Refer to ASC 718-10-50.

RESPONSE TO COMMENT 65

The Registration Statement has been revised in response to the Staff’s comment. See page F-34 and F-35.

66.                               Please tell us your consideration of whether accounting for share-based compensation involves critical accounting estimates that should be discussed under Critical Accounting Policies and Use of Estimates on page 54.

RESPONSE TO COMMENT 66

The Company supplementally advises the Staff that while the calculation of fair value is complex and involves many estimates, the outcomes of the valuations have been immaterial to the Company’s financial statements as a result of the vesting requirements of the Class B units and distribution preferences of other classes of units.  The estimated weighted average fair  value per unit of Class B Units issued was approximately $0, $0.24 and $0.23 during Fiscal 2008, Fiscal 2009 and Fiscal 2010, respectively, on total Class B unit issuances of 25,000, 567,857 and 473,197 during Fiscal 2008, Fiscal 2009 and Fiscal 2010, respectively.  In connection with the completion of an initial public offering, the Company intends to implement a stock-based award plan that will provide for the granting of stock options and other similar equity awards and Class B units will no longer be issued. The Company will consider whether stock-based compensation is a critical accounting policy after the effective date of the IPO based on the facts and circumstances of the stock-based compensation plan in effect at that time.

67.                               Please disclose what happens upon vesting of a Class B unit; for example, whether ordinary common shares or Class B shares in Mattress Holding, LLC are issued.  Additionally, please disclose in the appropriate section of the prospectus what happens to the Class B Units and/or Class B shares in Mattress Holdings, LLC upon closing of the offering and the subsequent dissolution of Mattress Holdings, LLC.

RESPONSE TO COMMENT 67

The Registration Statement has been revised in response to the Staff’s comment. See page F-33, F-34 and F-35.

68.                               Given that Class B Units from the B-1 tranche will vest upon the completion of an initial public offering and Class B Units from the B-2, B-3 and B-4 tranches will also vest upon closing of the initial public offering if the return on investment to JWC Mattress Holdings, LLC meets or exceeds established thresholds, please tell us your consideration of disclosing the amount of any share-based compensation charges you expect to record upon closing and how you determined the amount of the charges in an appropriate section of the prospectus.

RESPONSE TO COMMENT 68

The Company supplementally advises the Staff that if a change of control or initial public offering occurs prior to completion of the requisite service period, the then unrecognized compensation costs, based upon the fair value calculation performed as of the respective issue dates and requisite service period over which the costs are being recognized, would be immediately recognized.  The Registration Statement includes disclosure of the method for estimating fair value, the range of requisite service periods and the amount of the unrecognized compensation costs as of the end of Fiscal 2010 pursuant to ASC 718-10-50.  The Registration Statement has been revised to clarify that any unrecognized compensation costs would be recognized as expense upon a change in control or initial public offering event. See page F-35.

Item 15. Recent Sales of Unregistered Securities, page II-2

69.                               We note your statement that the issuances of securities in the transactions set forth in this section were deemed exempt based on certain exemptions.  Please clarify which exemption you are relying on and state briefly the facts relied upon that made this exemption available.  For example, disclose how many of the purchasers of the PIK Notes were accredited investors.

RESPONSE TO COMMENT 69

The Registration Statement has been revised in response to this comment.  See pages II-2 and II-3.

Item 17. Undertakings, page II-3

70.                               Please revise to include the undertakings required by Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

RESPONSE TO COMMENT 70

The Registration Statement has been revised in response to this comment.  See page II-4.

Exhibit List page E-1

71.                               Please file your articles of incorporation and bylaws as currently in effect.  See Item 601(b)(3)(i)-(ii) of Regulation S-K.

RESPONSE TO COMMENT 71

The Company respectfully advises the Staff that the Company does not intend to file as an exhibit to the Registration Statement the Company’s charter and bylaws as currently in effect because upon the closing of the offering, the Company’s charter and bylaws will be amended as provided in Exhibits 3.1 and 3.2 submitted with Amendment No. 2.  Consequently, the current versions of the charter and bylaws will not be relevant to an investment in the Company’s common stock in the offering.

*       *       *

The Company has authorized us to acknowledge on its behalf that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) it is the Staff’s view that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments.  If you should have any questions about this letter or require any further information, please contact the undersigned at 312-845-1265 or Richard Gluckselig at 212-841-0445.  Thank you for your assistance.

Very truly yours,

/s/ Andrew J. Terry

Andrew J. Terry

cc:	Brigitte Lippmann, Special Counsel
Robyn Manuel, Staff Accountant
James Allegretto, Senior Assistant Chief Accountant
R. Stephen Stagner, Mattress Firm Holding Corp.
Jim R. Black, Mattress Firm Holding Corp.
Charles Strauss, Fulbright & Jaworski L.L.P.
Gene G. Lewis, Fulbright & Jaworski L.L.P.